Exhibit 1

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended March 31,
	Note	2014	2013
	€ (‘000 except per share data)
License revenue	16	14,695	1,407
Collaboration revenue		60	993
Total revenue		14,755	2,400
Other income	17	237	1
Research and development expense	18	(5,257)	(4,060)
General and administrative expense	19	(2,455)	(1,795)
Other gains - net		24	1
Operating gain/(loss)		7,304	(3,453)
Finance income		227	192
Finance costs		(241)	(188)
Finance income/(cost) – net		(14)	4
Net income/(loss)		7,290	(3,449)
Other comprehensive income		-	-
Total comprehensive income/(loss)*		7,290	(3,449)
Income/(loss) per share from operations attributable to the equity holders of the company during the year (in € per share)
Basic earnings/(loss) per share	21	0.20	(0.12)
Diluted earnings/(loss) per share	21	0.19	(0.12)

*Total comprehensive income/(loss) is fully attributable to equity holders of the group

The notes are an integral part of these condensed consolidated financial statements.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

€ (‘000)		As of March 31,	As of December 31
	Note	2014	2013

Assets
Non-current assets
Leasehold improvements and equipment	7	1,995	2,177
Intangible assets	8	708	758
Other financial assets	9	289	289
Total non-current assets		2,992	3,224
Current assets
Trade and other receivables	10	3,455	4,403
Prepayments	11	904	931
Cash and cash equivalents	12	77,423	82,232
Total current assets		81,782	87,566
Total assets		84,774	90,790

Equity and liabilities
Equity attributable to owners of the parent
Share capital		359	359
Share premium		119,268	119,222
Other reserves		2,545	2,123
Accumulated deficit		(58,494)	(41,890)
Unappropriated earnings		7,290	(16,604)
Total equity	13	70,968	63,210

Liabilities
Non-current liabilities
Borrowings – non-current portion	15	7,869	7,630
Derivative financial instruments		20	22
Deferred revenue	16	90	10,852
Total non-current liabilities		7,979	18,504
Current liabilities
Borrowings – current portion	15	191	191
Derivative financial instruments		7	8
Trade and other payables	14	5,618	5,150
Deferred revenue	16	11	3,727
Total current liabilities		5,827	9,076
Total liabilities		13,806	27,580
Total equity and liabilities		84,774	90,790

The notes are an integral part of these condensed consolidated financial statements.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

€ (‘000)	Common Share capital	Class O Share capital	Class A Share capital	Class B Share capital	Total Share capital	Share premium	Other reserves	Retained earnings	Unappropriated earnings	Total equity
Balance at January 1, 2014	359	-	-	-	359	119,222	2,123	(41,890)	(16,604)	63,210
Net income/(loss)	-	-	-	-	-	-	-	-	7,290	7,290
Appropriation of result	-	-	-	-	-	-	-	(16,604)	16,604	-
Share-based payments	-	-	-	-	-	-	422	-	-	422
Proceeds from shares issued	-	-	-	-	-	46	-	-	-	46
Share issuance cost	-	-	-	-	-	-	-	-	-	-
Balance at March 31, 2014	359	-	-	-	359	119,268	2,545	(58,494)	7,290	70,968

Balance at January 1, 2013	35	7	74	174	290	56,118	1,056	(31,998)	(9,892)	15,574
Net income/(loss)	-	-	-	-	-	-	-	-	(3,449)	(3,449)
Appropriation of result	-	-	-	-	-	-	-	(9,892)	9,892	-
Share-based payments	-	-	-	-	-	-	58	-	-	58
Proceeds from shares issued	-	-	-	-	-	-	-	-	-	-
Share issuance cost	-	-	-	-	-	-	-	-	-	-
Balance at March 31, 2013	35	7	74	174	290	56,118	1,114	(41,890)	(3,449)	12,183

The notes are an integral part of these condensed consolidated financial statements.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

€ (‘000)		Three months ended March 31,
	Note	2014	2013
Cash flows from operating activities
Net income/(loss)		7,290	(3,449)
Adjustments for:
- Amortization/depreciation	7,8	317	304
- Costs employee share option plan	20	422	58
- Reversal finance income, net		(14)	(4)
- Changes in the fair value of derivatives		(3)	(3)
- Changes in trade and other receivables	10	829	(928)
- Changes in prepayments	11	27	(30)
- Changes in trade and other payables	14	440	693
- Currency effect (outstanding) receivables and payables		31	(6)
- Changes in deferred revenue	16	(14,478)	(1,407)
		(5,139)	(4,772)
Interest received		315	453
Interest paid		(10)	(10)
Cash (used in)/generated from operating activities		(4,834)	(4,329)
Cash flows from investing activities
Purchases of tangible fixed assets	7	(45)	(167)
Purchases of intangible assets	8	(12)	(28)
Net cash (used in)/generated from investing activities		(57)	(195)
Cash flows from financing activities
Proceeds from issuance of share capital	13	46	-
Proceeds from borrowings	15	50	-
Redemption financial lease	15	-	(62)
Repayments of borrowings	15	(25)	(25)
Net cash (used in)/generated from financing activities		71	(87)
Net increase/(decrease) in cash and cash equivalents		(4,820)	(4,611)
Currency effect cash and cash equivalents		11	(12)
Cash and cash equivalents at beginning of the period		82,232	40,738
Cash and cash equivalents at end of the period	12	77,423	36,115
Restricted cash	9	200	500

The notes are an integral part of these condensed consolidated financial statements.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

The activities of Prosensa Holding N.V. and its subsidiaries (together “the Company”) primarily consist of developing innovative, RNA-based therapeutics for the treatment of genetic disorders.

Since July 3, 2013, the company completed its initial public offering ("IPO"). The IPO process resulted in the listing of  the Company’s ordinary shares under the ticker symbol “RNA” in the United States on the NASDAQ Global Select Market.

Effective January 12, 2014, GlaxoSmithKline (“GSK”) and the Company mutually agreed to terminate the Research and Development Collaboration and License agreement (the “research and collaboration agreement”) entered into on October 6, 2009. As of the effective date, the Company regained all rights for the development and commercialization of drisapersen, PRO044 and other applicable compounds in the DMD portfolio.

The Company is incorporated and domiciled in the Netherlands. The address of its registered office is J.H. Oortweg 21, Leiden. Prosensa Holding N.V. is the ultimate parent of the following group of entities:

1.	Prosensa Therapeutics B.V. (100%);
2.	Prosensa Technologies B.V. (100%);
3.	Polybiotics B.V. (100%); and
4.	Prosensa Inc. (100%)

The shares of Prosensa Holding N.V. are held by multiple shareholders, none of them having a share in the Company in excess of 25%.

The Management Board approved these condensed consolidated financial statements for issuance on May 20, 2014.

2. Summary of significant accounting policies

2.1 Basis of preparation

The condensed consolidated financial statements of the Company were prepared in accordance with IFRS for interim financial information (“IAS 34”). Certain information and disclosures normally included in consolidated financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2013 and accompanying notes included in the Form 20-F filed with the Securities & Exchange Commission (’Company’s annual consolidated financial statements’ or ‘financial statements’), which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

The principal accounting policies applied in the preparation of these condensed consolidated financial statements have been consistently applied to all the periods presented, unless otherwise stated and are consistent with those of the Company annual consolidated financial statement.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these condensed consolidated financials are disclosed in note 4.

2.2 Changes in accounting policy and disclosures

The accounting policies adopted are consistent with those of the previous year, except as described below:

(a) New and amended standards adopted by the Company

The following standards and amendments to standards became effective for annual periods on January 1, 2014, and have been adopted by the Company in the preparation of the consolidated financial statements:

•	Amendment to IAS 36 Impairment of Assets
•	Amendment to IAS 39 Financial Instruments
•	IFRIC 21 Levies

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The adoption of these new standards and amendments to standards had an immaterial effect to the Company’s financial position or results of operations in the periods presented.

(b) New standards and interpretations not yet adopted by the Company

There are no standards which are currently available for early adoption which are expected to have a significant effect on the condensed consolidated financial statements of the Company.

3. Financial risk management

3.1 Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

There have been no changes in the financial management team that is responsible for financial risk management or in the Company’s financial risk management policies since December 31, 2013.

Liquidity risk

The table below sets forth the Company’s financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

€ (‘000)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Undefined
At March 31, 2014
Borrowings (excl. finance lease liabilities)	100	100	175	-	7,851
Finance lease liabilities	91	-	-	-	-
Derivative financial instruments (interest rate swap)	7	7	13	-	-
Trade and other payables	5,618	-	-	-	-
Total	5,816	107	188	-	7,851

At December 31, 2013
Borrowings (excl. finance lease liabilities)	100	100	200	-	7,792
Finance lease liabilities	91	-	-	-	-
Derivative financial instruments (interest rate swap)	8	8	14	-	-
Trade and other payables	5,150	-	-	-	-
Total	5,349	108	214	-	7,792

3.2 Fair value estimation

The Company has entered into a floating-to-fixed interest rate swap to reduce the impact of volatility in changes to interest rates. The determined fair value of the interest rate swap is the impact between a fixed interest rate of 4.15% and the estimated interest rate at measurement date for the remaining period of the instrument discounted over time. The estimated interest rate and discount rates are level two fair value hierarchy inputs. As of March 31, 2014 and 2013, the change in fair value of the interest rate swap which was recorded through the condensed consolidated statement of comprehensive income amounted to €3 thousand gain and €3 thousand gain, respectively. The interest rate swap is recorded as both a non-current and current liability in the condensed consolidated balance sheet.

The carrying amount of the Company’s financial assets and financial liabilities is a reasonable approximation of their fair value.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses in the condensed consolidated financial statements. Actual results could differ materially from those estimates and assumptions.

The preparation of financial statements in conformity with IFRS also requires the Company to exercise judgment in applying accounting policies. Critical judgments in the application of the Company’s accounting policies and the key sources of estimation of uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2013.

The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

On September 20, 2013 GlaxoSmithKline (“GSK”) and the Company announced that the drisapersen Phase III study (DEMAND III, or DMD114044) did not meet its primary endpoint. Effective January 12, 2014, the Company and GSK terminated the research and collaboration agreement for the development of drisapersen and the Company’s other DMD product candidates. On January 16, 2014, the Company reported preliminary data on the overall clinical program for drisapersen. On March 17, 2014, the Company reported preliminary results on the DEMAND V study (DMD114876), a Phase II placebo controlled exploratory study, and is currently working to complete the full evaluation of the benefit-to-risk profile of drisapersen treatment across all studies (“the evaluation”). The outcome of the evaluation may have a material impact on the further development of drisapersen and other DMD compounds by the Company. A negative outcome of the evaluation could alter the Company’s development plans and costs, and potentially impact the following accounts in the Company’s consolidated financial statements.

Borrowings

Certain loans from patient organizations have no fixed redemption schemes, and repayment is due when certain pre-determined milestones are met. As of March 31, 2014, the Company recorded €6.6 million of such loans with no fixed redemption schemes. The outcome of the evaluation may result in deferral of the redemption dates of our loans, which would lower the recorded amount of our outstanding loans, potentially to nil if the DMD program is discontinued. As of March 31, 2014, no deferral of the redemption dates of the loans or adjustment to the borrowings was necessary.

Intangible assets

As of March 31, 2014, we recorded patents and licenses with a net book value of €499 thousand. As of March 31, 2014, there were no changes to management’s assumptions used to determine the patent and licenses’ recoverable amount, which would exceed the carrying value of €499 thousand even if the outcome of the evaluation is negative, and therefore no impairment is required.

Deferred revenue & License revenue

Upfront license fee payments received were initially deferred and recognized based on the percentage of completion method, which required the Company to estimate the work performed to date as a proportion of the total work expected to be performed.

As a result of the termination of the research and collaboration agreement the Company was released from any performance obligations and recorded €14.7 million license revenue in the first quarter of 2014. As of March 31, 2014, the Company’s deferred revenue balance totals €0.1 million of grants deferred (reference is made to footnote 17).

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. Seasonality of Operations

The Company’s financial results have varied substantially and are expected to continue to vary from quarter to quarter. The Company therefore believes that period to period comparisons should not be relied upon as indicative of future financial results.

6. Segment information

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA-based therapeutics. The Management Board is identified as the chief operating decision maker. The Management Board reviews the consolidated operating results regularly to make decisions about resources and to assess overall performance.

As of March 31, 2014, the Company derived its revenues from a single party, GSK, under the research and collaboration agreement, an exclusive worldwide collaboration for the development and commercialization of RNA-based therapeutics for DMD. The agreement was terminated effective January 12, 2014.

7. Leasehold improvements and equipment

€ (‘000)	Leasehold improvements	Laboratory equipment*	Office equipment*	Construction in progress	Total
Three months ended March 31, 2014
Opening net book amount	262	1,486	224	205	2,177
Additions	-	241	13	(181)	73
Depreciation charge (note 18, 19)	(9)	(209)	(37)	-	(255)
Closing net book amount	253	1,518	200	24	1,995

At March 31, 2014
Cost	354	4,713	802	24	5,893
Accumulated depreciation	(101)	(3,195)	(602)	-	(3,898)
Net book amount	253	1,518	200	24	1,995

* The Company made a reclassification between Laboratory equipment and Office equipment in the opening balance.

Depreciation expense of €215 thousand for the three months ended March 31, 2014 (three months ended March 31, 2013: €199 thousand) has been charged to research and development expense. Depreciation expense of €40 thousand for the three months ended March 31, 2014 (three months ended March 31, 2013: €48 thousand) has been charged to general and administrative expense.

Construction in progress mainly comprises laboratory equipment not ready for use as of March 31, 2014.

As of March 31, 2014, acquired equipment for an amount of €28 thousand was not yet paid and accordingly not reflected in the consolidated statement of cash flows.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. Intangible assets

€ (‘000)	Patents and licenses	Software	Total
Three months ended March 31, 2014
Opening net book amount	522	236	758
Additions	-	12	12
Amortization charge	(23)	(39)	(62)
Closing net book amount	499	209	708

At March 31, 2014
Cost	939	745	1,684
Accumulated amortization and impairment	(440)	(536)	(976)
Net book amount	499	209	708

Amortization expense of €43 thousand for the three months ended March 31, 2014 (three months ended March 31, 2013: €40 thousand) has been charged to research and development expense. Amortization expense of €19 thousand for the three months ended March 31, 2014 (three months ended March 31, 2013: €18 thousand) has been charged to general and administrative expense.

9. Other financial assets

€ (‘000)	March 31,	December 31,
	2014	2013
Deposit for rental obligations	89	89
Restricted cash	200	200
Total	289	289

The restricted cash balance secures a bank loan. Refer to note 12 of the condensed consolidated financial statements for further detail.

10. Trade and other receivables

€ (‘000)	March 31,	December 31,
	2014	2013
Trade accounts receivable	2,396	1,298
Amounts to be invoiced to partners	369	2,380
Trade receivables	2,765	3,678
Value-added tax	375	351
Government and other grants to be received	45	30
Advances to personnel	45	-
Interest receivables on bank accounts	225	344
Total	3,455	4,403

As of March 31, 2014, trade receivables include an allowance related to the final settlement of the termination agreement. No other receivables were impaired or not performing. The carrying amount of the Company’s trade receivables are fully denominated in British pounds, while other receivables are fully denominated in Euros.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Company does not hold any collateral as security.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. Prepayments

As of March 31, 2014, the Company made prepayments to suppliers for (pre)clinical studies and drug substance of €448 thousand and prepayments of €213 thousand on insurance fees (including D&O insurance).

12. Cash and cash equivalents

€ (‘000)	March 31,	December 31,
	2014	2013
Cash at bank and on hand	9,454	9,119
Short-term bank deposits	67,969	73,113
Total	77,423	82,232

In 2006 the Company received a bank loan of €900 thousand from ABN Amro N.V. An amount of €200 thousand secures the bank loan and is therefore considered restricted cash and recorded as a component of other financial assets. The remaining balance is at the free disposal of the Company.

13. Equity

	Number of shares
Class of shares and stated value	March 31, 2014	December 31, 2013
Total Common shares of EUR 0.01	35,975,261	35,932,792

The par value as of March 31, 2014, is €0.01 per share (as of December 31, 2013: €0.01 per share). All issued shares are fully paid. Besides the minimum amount of share capital to be held under Dutch law, there are no distribution restrictions applicable to equity of the Company.

In the three month period ended March 31, 2014, 42,469 shares were issued as a result of the exercise of vested options granted under the Company’s share-based compensation plans (refer to the Company’s annual consolidated financial statements for the period ended December 31, 2013 for details of the plans). The related weighted average price at the time of exercise was $5.78 per share.

14. Trade and other payables

€ (‘000)	March 31,	December 31,
	2014	2013
Trade payables	2,197	1,910
Holiday payments and holiday rights	646	457
Social security and wage tax	154	246
Other liabilities	2,621	2,537
Total	5,618	5,150

Other liabilities

Other liabilities mainly consist of accruals for services provided by vendors but not yet billed and miscellaneous liabilities.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. Borrowings

€ (‘000)	March 31,	December 31,
	2014	2013
Non-current
Bank borrowings	275	300
Other loans	7,594	7,330
Finance lease liabilities	-	-
Total non-current	7,869	7,630
Current
Bank borrowings	100	100
Finance lease liabilities	91	91
Total current	191	191
Total	8,060	7,821

The payment of the finance lease obligation corresponding to the three month period ended March 31, 2014, was made in April 2014.

Borrowings

In 2006, the Company received a bank loan of €900 thousand from ABN Amro N.V. which matures in 2017. The loan bears interest equal to Euribor plus 1.75% per year. The Company redeems an amount of €25 thousand per quarter. The current portion of €100 thousand is included in borrowings-current portion. There is no portion of the loan exceeding five years.

In the three months ended March 31, 2014, the Company received a loan installment of €50 thousand from Agentschap NL as part of the innovation credit facility (Innovatiekrediet) of the Dutch Ministry of Economic Affairs. During 2013 the Company received a loan installment of €99 thousand from Agentschap NL, €500 thousand from the Duchenne Children’s Trust as installment of a €1.5 million funding agreement for research and development at an interest rate that approximates the market interest rate, €250 thousand from Association Française contre les Myopathies as installment of a €3.0 million funding agreement and €202 thousand from Everest International Pte Ltd as installment of a €1.0 million funding agreement for research and development at below market interest rates.

The condensed consolidated financial statements do not include all disclosures for borrowings that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

16. Revenue and deferred revenue

From October 2009 to January 2014, the Company operated under an exclusive worldwide collaboration with GSK for the development and commercialization of RNA-based therapeutics for DMD, with GSK exclusively licensing worldwide rights to develop and commercialize drisapersen and obtaining an option to exclusively license PRO044 and other specified assets in the Company’s DMD portfolio. Under the research and collaboration agreement, GSK paid the Company a total of £41.5 million (€47.4 million) in upfront and milestone payments. Under the research and collaboration agreement, GSK was responsible for all costs of clinical development of drisapersen.

In January 2014, the research and collaboration agreement was mutually terminated pursuant to a termination agreement, which terminates all intellectual property license grants as well as any rights arising under the research and collaboration agreement (other than rights to payments that accrued prior to termination of the collaboration). In addition, the termination agreement required GSK to transfer to the Company certain data and know-how, inventory, regulatory filings, clinical trial sponsorships, clinical study reports and material agreements relating to the development of the Company’s products.

Going forward, the Company will be solely responsible for the cost of developing and commercializing drisapersen and its other product candidates, which may have significant financial and operational implications.

The agreement to terminate the research and collaboration agreement released the Company from any performance obligations under the upfront payments already received from GSK. As a result, in the three months period ended March 31, 2014, the Company recognized €14.5 million deferred license income. The release from any performance obligations also resulted in recognition of €0.2 million revenue related to other services delivered under the research and collaboration agreement with GSK. In the three months ended March 31, 2014, collaboration revenue was minimal due to the termination of the research and collaboration agreement.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In the three months ended March 31, 2013, €859 thousand of the initial upfront payment under the research and collaboration agreement with GSK was recognized as license revenue in the consolidated condensed income statement and €548 thousand related to other upfront payments under the research and collaboration agreement.

The condensed consolidated financial statements do not include all disclosures for revenue and deferred revenue that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

17. Other income

The Company is part of two pan-European consortia, each of which has been awarded a Framework Programme 7 (“FP7”) research grant of €6 million from the European Commission to support the ongoing clinical study of PRO045 and the development of imaging biomarkers for Duchenne muscular dystrophy (DMD), respectively. The Company also received governmental research subsidies. Grant proceeds are deferred and recognized in other income based on the percentage of completion method in the amount of €231 thousand in the three month period ended March 31, 2014 (for the three months ended March 31, 2013: nil).

The Company obtained certain loans made to support research and development that generally bear interest at a rate below the market interest rate, considered by the Company to be 12% over the last four years. The difference between fair value and the notional amount at inception is treated as a grant received for certain research performed by the Company and recognized in other income over the periods during which expenses are incurred.

18. Research and development expense

Research and development expenses mainly increased due to the ongoing clinical phase I/II studies of PRO045 and PRO053, higher intellectual property expenses and the expansion of our development and regulatory capabilities directly impacted by the termination of the research and collaboration agreement with GSK.

19. General and administrative expense

General and administrative expense increased from €1.8 million to €2.5 million in the three months ended March 31, 2013 and 2014, respectively. The increase is primarily due to share-based compensation expense and costs associated with operating as a public company.

20. Share-based Payments

Share-based compensation expenses of €422 thousand were recognized during the three month period ended March 31, 2014 (for the three months ended March 31, 2013: €58 thousand). A total of 422,500 options were granted in the three month period ended March 31, 2014. The exercise price of the options is the quoted share price at the time, which ranged between $6.0 and $6.21. The Company used similar valuation assumptions, such as volatility, as used for previously granted options during the second half of 2013.

The condensed consolidated financial statements do not include all disclosures for share-based payments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

21. Earnings/(Loss) per share

Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary and preferred shares in issue during the year.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended March 31,
	2014	2013
Income/(Loss) attributable to equity holders of the company in EUR (‘000)	7,290	(3,449)
Weighted average number of Common and Preference shares in issue	35,933,264	29,002,298

Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

	Three months ended March 31,
	2014	2013
Income/(Loss) attributable to equity holders of the company in EUR (‘000)	7,290	(3,449)
Dilutive potential Common and Preference shares	2,485,165		(*)
Weighted average number of Common and Preference shares in issue - diluted	37,859,678	29,002,298	(*)

(*) In the three months ended March 31, 2013 the Company was loss making, and all potential ordinary shares had an antidilutive effect, if converted, and thus were excluded from the computation of loss per share.

22. Income tax expense

No tax charge or income has been recognized in the three month period ended March 31, 2014, or the corresponding period in 2013. The Company has a history of tax losses and expects to record a loss for the year ended December 31, 2014. Management’s judgment is that sufficient evidence is currently not available that future taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the fiscal unity, therefore a deferred tax asset is not recognized.

23. Related-party transactions

In the period ended March 31, 2014 and 2013, the Management Board was paid regular salaries and contributions to post-employment schemes. Additionally, selected members of the Supervisory Board received compensation for their services in the form of cash compensation. No loans, advances or guarantees were made to the Management Board or Supervisory Board members as of March 31, 2014 and 2013.

The condensed consolidated financial statements do not include all disclosures for related-party transactions that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

24. Events after the balance sheet date

On April 7, 2014, we informed ABN that the Company intended to repay the full outstanding loan amount in the second quarter of 2014. Per March 31, 2014, the amount of the loan is €375 thousand plus interest. At the time of issue of this report the loan has not been repaid. The floating-to-fixed interest rate swap outstanding as of March 31, 2014 will be dissolved in the three month period ended June 30, 2014.